                              [LETTERHEAD OF TROUTMAN SANDERS]



                                    July 15, 1997



VIA HAND DELIVERY
-----------------

The Honorable Clarence Cooper
United States District Court
75 Spring Street, S.W.
Atlanta, GA  30335

         Re:   Invacare Corp., et al. v. Healthdyne Technologies, Inc., et al.
               ---------------------------------------------------------------
               Civil Action No. 1:97-CV-205-CC

Dear Judge Cooper:

         This correspondence is in response to plaintiffs' emergency motion for clarification of the July 3, 1997 order or, in the alternative, for a limited stay pending appeal. In that motion, Invacare seeks relief not previously requested, in the form of an order treating its bylaw proposal, which the Court has determined is invalid under Georgia law, as "merely advisory." Motion for Clarification page 2.

         In our opinion, there is no need for the Court to address the motion. Because of Invacare's timing, both sides' proxy cards still include provisions allowing shareholders to express their views on the now-null bylaw proposal. In order to avoid another time-consuming round of briefings and the necessity for a hearing, Healthdyne would propose that, at the annual meting on July 30, the bylaw proposal be presented for shareholder vote on a contingent basis. Because this Court has clearly held that the bylaw proposal is unlawful under Georgia law, the votes on this proposal will not be counted at that time. However, the proxy cards and ballots will be retained by the independent inspectors of the election so that, in the unlikely event of a reversal on appeal, the proxy cards will be available and tabulated.

         Invacare's motion comes far too late in the process to avoid shareholder confusion. While Invacare may now wish to characterize its shareholder bylaw proposal as merely a recommendation to the directors, the bylaw in question was not written as an advisory proposal. It is drafted so that the language is mandatory, not precatory. If shareholders vote on the proposal as it presently appears on both parties' proxy cards, there is no way of determining whether the shareholders intend to vote for an illegal mandatory bylaw or merely an advisory one. There are only two weeks left prior to the meeting. Invacare's own evidentiary record submitted to this Court indicates that at least 30 days is required to effectively communicate with shareholders so that they understand what they are voting on. See April 5, 1997 Aff. Of Mark H. Harnett Paragraph 4.
               ---

         Under Healthdyne's suggested procedure, no harm can be caused to Invacare. If the Court's decision is reversed, the votes for Invacare's shareholder proposal will be counted and published. Nor is there any need to treat the illegal bylaw proposal as "merely advisory", with the potential for massive shareholder confusion, when it was never intended as such in the first place. Most importantly, there is no reason for the Court or the parties to take any additional action in response to Invacare's motion. Of course, should Your Honor feel that briefing is appropriate, we will be glad to respond as directed by the Court.

                                          Respectfully,

                                          /s/ Winifred D. Simpson
                                          -----------------------
                                          Winifred D. Simpson

WDS:mm
cc:   The Honorable Luther D. Thomas (via hand delivery)
      M. Robert Thornton, Esq. (via facsimile)





                                          2